Exhibit 99.8

NICE Opens Nominations for 2019 PSAPs’ Finest Awards

Now in its 14th year, the awards recognize emergency communications professionals across seven categories

Hoboken, N.J., January 17, 2019 – NICE (Nasdaq: NICE) today announced that it has opened nominations for the 2019 PSAPs’ Finest Awards, an annual recognition program for emergency communications professionals now in its fourteenth year. Awards are presented each year in the following categories: Director, Line Supervisor, Technician, Trainer, Telecommunicator, Innovator, and PSAP of the Year.

Since its inaugural year, the PSAPs’ Finest Awards program has recognized dozens of deserving public safety communications professionals. Candidates for the PSAPs’ Finest Awards are evaluated by an independent judging panel, based on their professionalism, accomplishments, and service to their communities.

“With so many changes underway in emergency communications, there has never been a more challenging or rewarding time to be a public safety communications professional,” said Chris Wooten, Executive Vice President, NICE. “Whether it’s the telecommunicators on the front lines, the emergency technicians in the back room, the CTOs who selflessly devote their time to training others, the innovators who find better ways to get things done, or PSAP team-members and leaders who pull together in difficult situations, all are vital to ‘answering the call.’ Through our sponsorship of the PSAPs’ Finest Awards, NICE is shining a light on those who dedicate themselves to this worthy profession.”

Each year, executives from the 911 community (some of whom have been recognized with PSAPs’ Finest Awards in prior years), volunteer to serve on the PSAPs’ Finest Judging Panel. This year’s judges include: Captain Scott L. Brillman, Acting 911 Director, City of Baltimore Maryland (Baltimore City Fire Department); Anita Pitt, 9-1-1 Program Manager, Brazos Valley Council of Governments (Bryan, TX); Matt Groesser, Emergency Communications Center Manager, Kent County Sheriff's Office (Grand Rapids, MI); Shawn Shear, Communications Center Manager, Thornton 9-1-1 Emergency Communications Center (Thornton, CO); Dina Walker, E911 Program Manager, Seminole County (FL) 911 Administration; and Virginia (Ginny) Smelser, Executive Director, Sullivan County 911 (Blountville, TN).

The PSAPs’ Finest Awards Program is open to all PSAPs, whether or not they are customers of NICE. To submit a nomination for the PSAPs’ Finest awards or read about previous winners, please visit the PSAPs’ Finest website. Nominations can be submitted on-line through June 1, 2019. NICE will recognize this year’s award recipients in a special ceremony at the APCO Conference in Baltimore, Maryland in August.

Questions regarding the 2019 PSAPs’ Finest Awards can be directed to PSInfo@NICE.com.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.